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RICHARD GOLDBERG richard.goldberg@dechert.com +1 212 649 8740 Direct +1 212 698 0640 Fax

April 19, 2010

VIA EDGAR AND FACSIMILIE

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attn:  H. Christopher Owings

Re:	Bluefly, Inc. Comments to Registration Statement on Form S-3 Filed March 10, 2010 File No. 333-165387

Ladies and Gentlemen:

On behalf of our client, Bluefly, Inc. (the “Company”), we are writing in response to the Staff’s comments contained in its letter dated April 1, 2010 with respect to the Company’s Registration Statement on Form S-3, File No. 333-165387, filed on March 10, 2010 (the “Registration Statement”).

Concurrently with this response, the Company is also filing Amendment No. 1 to the Registration Statement incorporating the revisions to the Registration Statement described herein.  To expedite your review, we have enclosed with this letter a marked copy of Amendment No. 1 to the Registration Statement showing all changes from the original Registration Statement.  The Company acknowledges that it will need to file updated consent letters from its independent registered public accounting firms PricewaterhouseCoopers LLP and Weiser LLP before the Registration Statement can be declared effective.

For your convenience, we have set forth the text of each of the Staff’s comments in bold, followed in each case by the Company’s response thereto.

General

1.	We note that the registration statement covers the sale of common shares that are being offered by affiliates in large amounts. Generally, we view

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resale transactions by affiliates in this amount as an offering “by or on behalf of the issuer” for purposes of Rule 415 of Regulation C.  Under that rule, equity securities offered by or on behalf of the registrant cannot be sold in an “at the market offering” unless the offering comes within paragraph (a)(1)(x) of Rule 415.  Your offering does not appear to meet that requirement.  Please re-file on an appropriate form and revise your registration statement to price those shares and disclose that these parties will conduct their offering at the fixed price for the duration of the offering.  Please also make clear that these persons are underwriters of this offering.  Revise your prospectus accordingly, including your cover page, summary, selling stockholders and plan of distribution section.  If you disagree with our determination, please advise the staff of the company’s basis for determining that any aspect of the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).  In this regard, please address the factors referred to in Securities Act Rules Compliance and Disclosure Interpretation 612.09.

We respectfully disagree with the Staff’s determination that the offering contemplated by the Registration Statement (the “Offering”) could be an indirect primary offering that is not eligible to be made on a continuous or delayed basis under Securities Act Rule 415(a)(1)(i).  For the reasons set forth below, we believe that the Offering is a valid secondary offering that may be registered as contemplated by the Registration Statement.

Rule 415(a)(1)(i) allows securities to be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to “[s]ecurities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.”  The term “registrant” is defined in Securities Act Rule 100(a)(4) to mean “the issuer of securities for which a registration statement is filed.”  In this case, the Offering is not being made by the Company but, rather, by certain selling stockholders of the Company identified in the Registration Statement (collectively, the “Selling Stockholders”).  None of the shares proposed to be registered in the Registration Statement (the “Selling Stockholder Shares”) is being offered by the Company and the Company will not receive any of the proceeds of the Offering.1  In addition, the Company

[1]	However, the Company may receive proceeds from the exercise of 52,497 warrants to purchase Selling Stockholders Shares, if any, that are exercised for cash.

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is not a subsidiary of any of the Selling Stockholders and none of the Selling Stockholders is a subsidiary of the Company.  Furthermore, based on an application of the factors referred to in Securities Act Rules Compliance and Disclosure Interpretation 612.09 (“C&DI 612.09”), we believe that the Offering is a valid secondary offering and does not present a situation where the Selling Stockholders are only nominal selling stockholders who are acting as underwriters in the distribution of the Selling Stockholder Shares to the public.

C&DI 612.09 states, in pertinent part, as follows:

“The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds.  Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Each of the factors listed in C&DI 612.09 is addressed below in the context of the Offering.  We respectfully submit that a proper consideration of those factors supports a conclusion that the Registration Statement relates to a valid secondary offering and that all of the Selling Stockholder Shares can be registered on the Registration Statement on behalf of the Selling Stockholders in accordance with Rule 415.

How long the Selling Stockholders have held their shares and the circumstances under which they received them

The Registration Statement registers for resale an aggregate of 10,640,732 shares of the Company’s common stock, including (i) 8,823,529 shares held by Rho Ventures VI, L.P. (“Rho”); (ii) 1,096,065 shares held by Quantum Industrial Partners LDC (“QIP”); (iii) 35,871 shares held by SFM Domestic Investments LLC (“SFM” and, together with QIP, the “Soros Funds”); (iv) 296,204 shares held by Maverick Fund, L.D.C. (“Maverick”); (v) 258,479 shares held by Maverick Fund II, Ltd. (“Maverick II”) and (vi) 130,584 shares held by Maverick Fund USA, Ltd. (“Maverick USA” and, together with Maverick and Maverick II, the “Maverick Funds”).

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Rho’s Acquisition of its Selling Stockholder Shares

Rho acquired its Selling Stockholder Shares pursuant to a negotiated, fully-paid, arm’s length private placement transaction (the “Private Placement”) which consisted of two closings, an initial closing held on December 21, 2009 and a second and final closing held on February 25, 2010, following a vote of the Company’s stockholders to approve the second closing and certain related matters.  Rho acquired 2,786,337 of its Selling Stockholder Shares in the initial closing of the Private Placement, approximately 116 days prior to the date of this letter, and acquired the remaining 6,037,192 of its Selling Stockholder Shares in the second closing of the Private Placement, approximately 50 days prior to the date of this letter.  The Private Placement was completed pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder.  In connection with the purchase of its Selling Stockholder Shares in the Private Placement, Rho made extensive representations and warranties to the Company regarding its investment intent, including representations that it was purchasing its Selling Stockholder Shares for its own account, for investment purposes and not for the purpose of effecting a distribution of the shares in violation of the Securities Act.  There is no evidence to suggest that such representations are false.  Indeed, as described more fully below, the evidence leads to a contrary conclusion – that Rho intends to be a long-term stockholder of the Company.

As is customary in transactions such as the Private Placement, and for the reasons set forth in this letter, Rho negotiated for and received registration rights with respect to its Selling Stockholder Shares.  The registration rights were not granted for the purpose of conducting an indirect primary offering and do not evidence an intent by Rho to quickly distribute its Selling Stockholder Shares to the public.  The manner of the original sales as part of a bona fide private placement transaction, the amount of time that has elapsed since the initial and second closing of the Private Placement and the nature of Rho as a long-term investor (as described in this letter) indicate that Rho was not acting as a conduit for the Company.  We further note that Rho has advised the Company that, as would most other private equity and venture capital investors, Rho considers the registration of its Selling Stockholder Shares acquired in the Private Placement an important feature of its investment in the Company as such registration provides Rho flexibility to sell its shares without the delay attendant in effecting an exempt sale pursuant to Rule 144 or otherwise.

We understand that for several years the Staff has become increasingly concerned about public resales of securities purchased in “toxic” private investment in public equity (“PIPE”) transactions, such as those involving convertible securities with a floating conversion price relative to the market price of the underlying stock.  Public announcement of these transactions can put downward pressure on the market price of

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the issuer’s stock, thereby increasing the number of shares issuable to the new investors and reducing the value of stock held by existing investors.  To discourage these “toxic” PIPE transactions and limit their impact, the Staff began to restrict the ability of the investors in those transactions to have their shares registered.  However, these concerns do not apply to the Offering of the Selling Stockholder Shares by Rho as the securities acquired by Rho in the Private Placement consisted solely of common stock purchased at a modest discount to market and did not include any such “toxic” provisions.

The Soros Funds’ and the Maverick Funds’ Acquisition of their Selling Stockholder Shares

The Registration Statement includes 1,099,235 and 665,471 Selling Stockholder Shares held by the Soros Funds and the Maverick Funds, respectively, as well as an additional 32,701 and 19,796 Selling Stockholder Shares that the Soros Funds and the Maverick Funds, respectively, have the right to acquire upon the exercise of warrants (the “Warrants”).  In March 2008, the Company entered into an agreement with each of the Soros Funds and the Maverick Funds pursuant to which such parties agreed to provide the company with up to $3 million of debt financing, on a standby basis, during fiscal year 2008 reduced by the amount of gross proceeds of any equity financing consummated by the Company during that fiscal year.  In consideration for that commitment, in March 2008 the Company issued to the Soros Funds and the Maverick Funds, respectively, warrants to purchase an aggregate of 327,023 and 197,979 shares of the Company’s common stock.  These warrants were subsequently adjusted to their current sizes in connection with the Company’s 1-for-10 reverse stock split effected in April 2008.  The Company drew down the commitment in full in July 2008 and issued convertible promissory notes with an aggregate face value of $3 million (the “Notes”) to the Soros Funds and the Maverick Funds at that time.  In connection with, and as a condition to, the initial closing of the Private Placement, the Soros Funds and the Maverick Funds converted their Notes into an aggregate of 1,764,706 Selling Stockholder Shares.  The conversion price paid by the Soros Funds and the Maverick Funds for such conversion was $1.70 per share, the same as the price per share paid by Rho in the Private Placement.  In connection with the issuance of the Warrants and the Notes, each of the Soros Funds and the Maverick Funds made extensive representations and warranties to the Company regarding its investment intent, including representations that it was acquiring the Warrants or the Notes (as applicable) for its own account, for investment purposes and not for the purpose of effecting a distribution of the Warrants or the Notes

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(as applicable) in violation of the Securities Act.  There is no evidence to suggest that such representations are false.  Indeed, the evidence points to a contrary conclusion as the Soros Funds and the Maverick Funds held the Notes for a period of approximately one year and five months prior to their conversion in December 2009.  In addition, the Soros Funds and the Maverick Funds are long term stockholders of the Company who have continuously held shares of the Company’s common stock since 1999 and 2006, respectively.  Since becoming stockholders of the Company, the Maverick Funds have not sold any shares of the Company’s capital stock and, in their almost eleven years as Company stockholders, the Soros Funds have only sold shares of preferred stock and common stock which, in the aggregate, represent less than 5% of the total shares of the Company’s common stock held by them.

In connection with the issuance of the Warrants and the Notes, the Soros Funds and the Maverick Funds negotiated for and received registration rights with respect to their Selling Stockholder Shares.  The registration rights were not granted for the purpose of conducting an indirect primary offering and do not evidence an intent by the Soros Funds and the Maverick Funds to quickly distribute their Selling Stockholder Shares to the public.  The manner of the original issuance of the Notes as part of a bona fide private placement transaction, the amount of time that has elapsed since the issuance of the Notes and their conversion and the nature of the Soros Funds and the Maverick Funds as proven long-term investors of the Company as described in this letter indicate that none of the Soros Funds or the Maverick Funds is acting as a conduit for the Company in the Offering.

The Selling Stockholders’ relationship to the Company

Rho’s Relationship to the Company

Rho did not have any ownership interest in or contractual relationship with the Company prior to the initial closing of the Private Placement.  Rho currently owns approximately 35.9% of the Company’s common stock and is the Company’s largest stockholder.  In addition, pursuant to a Voting Agreement among the Company, the Soros Funds, the

Securities and Exchange Commission April 19, 2010 Page 7

Maverick Funds, Rho and certain funds affiliated with Prentice Capital Management, Rho has the right to nominate up to two directors to the Company’s board of directors, subject to minimum stock ownership thresholds.

While Rho’s ownership position coupled with its board representation may qualify it as an affiliate of the Company, the affiliate status of a stockholder alone does not turn a valid secondary offering into an indirect primary offering.  As indicated by Securities Act Forms Compliance and Disclosure Interpretation 216.14, “secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.”  The Offering complies with this Compliance and Disclosure Interpretation because Rho owns approximately 35.9% of the Company’s outstanding common stock and, as discussed herein, Rho’s current relationship with the Company is not an underwriting relationship and Rho is not acting as a conduit to effect a public offering of shares on behalf of the Company.

Rho is a venture capital investment fund that makes diversified investments across various high growth sectors and throughout all stages of a company’s development.  Rho has informed the Company that, out of a total of 141 companies in which its venture capital division has invested since 1993, Rho’s average holding period for all currently active investments is approximately five and a half years and its average holding period for all investments that have been liquidated as of March 31, 2010 was approximately four and a half years.  Rho has further informed the Company that it has purchased securities in four PIPE transactions since 1993 and, in each case, has held those securities as a long-term investor.  Rho acquired shares of Middlebrook Pharmaceuticals, Inc. (NASDAQ: MBRK) in two PIPE transactions, in 2005 and 2007, and continues to hold those shares as of the date of this letter.  In addition, Rho purchased shares of Minster Pharmaceuticals plc (formerly listed on the AIM market) in a PIPE transaction in 2007 and only recently sold those shares in connection with the sale of Minster Pharmaceuticals plc in early 2010.  Finally, in 2003, Rho acquired convertible preferred stock and warrants of Auto Data Network, Inc. (formerly listed on the over the counter bulletin board) in a PIPE transaction and held those shares and warrants for four years before disposing of them in a private sale in 2007.  We believe that Rho’s track record as a long-term investor, together with the facts described in the following paragraphs

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regarding Rho’s investment in the Company, clearly demonstrate that Rho is not acting as an underwriter of, or a conduit for, the Company.

In connection with the Private Placement, Rho negotiated for and received the right to designate up to two directors of the Company’s Board of Directors, subject to minimum stock ownership thresholds, and explored with Maverick and with certain funds affiliated with Prentice Capital Management their interest in selling their shares to Rho on terms no less favorable than those included in the Private Placement.  Maverick and the funds affiliated with Prentice Capital Management were not interested in selling their shares.  We respectfully submit that these rights and actions are reflective of the fact that Rho is a long-term investor that seeks to maintain or increase its ownership position and to have input on future strategic initiatives of the Company, rather than that of an underwriter purchasing stock with the intention of distributing such stock for a profit.

Furthermore, Rho will not receive a finder’s fee, commission or other payment from the Company in connection with the sale of any of its Selling Stockholder Shares in the Offering and the Company will not receive any proceeds from such sales.  While Rho acquired its Selling Stockholder Shares at prices lower than the market price therefor as reported by the NASDAQ stock market on the dates of their acquisition, such difference in price was meant to reflect the fact that Rho’s Selling Stockholder Shares were at the time of their acquisition, and continue to be, restricted securities subject to limitations on transfer and to provide Rho with some limited protection against price volatility given the length of time granted to the Company to register Rho’s Selling Stockholder Shares and the thin trading market for the Company’s common stock.  This difference in price was not intended to, and, given the structure of the transaction, the limitations on transfer applicable to the shares and the thin trading market for the Company’s common stock, did not serve as, compensation to Rho.  In addition, unlike in an underwriting arrangement, none of the acquisitions of the Selling Stockholder Shares by Rho pursuant to the Private Placement were conditioned upon the prior effectiveness of a registration statement or otherwise on Rho’s ability to resell their Selling Stockholder Shares.

The Soros Funds’ and the Maverick Funds’ Relationship to the Company

The Soros Funds are long-term stockholders of the Company, having continuously held securities representing at least 8.29% of the Company’s common stock since August 1999.  The Soros Funds currently own approximately 25.1% of the Company’s common

Securities and Exchange Commission April 19, 2010 Page 9

stock (diminished only by the dilutive effect of the issuance of Selling Stockholder Shares to Rho in the Private Placement) and have the right to appoint up to two directors to the Company’s board of directors, subject to minimum stock ownership thresholds.

The Maverick Funds are also long-term stockholders of the Company, having continuously held securities representing at least 15% of the Company’s common stock since June 2006.  The Maverick Funds currently own approximately 15.1% of the Company’s common stock (diminished only by the dilutive effect of the issuance of Selling Stockholder Shares to Rho in the Private Placement) and have the right to appoint one director to the Company’s board of directors, subject to minimum stock ownership thresholds.

None of the Soros Funds or the Maverick Funds has an underwriting relationship with the Company or is acting as a conduit to effect a public offering of shares on behalf of the Company.  None of the Soros Funds or the Maverick Funds will receive a finder’s fee, commission or other payment from the Company in connection with the sale of any of their Selling Stockholder Shares in the Offering and the Company will not receive any proceeds from such sales.1  In addition, unlike in an underwriting arrangement, none of the acquisitions of the Selling Stockholder Shares by the Soros Funds or the Maverick Funds was conditioned on the prior effectiveness of a registration statement or otherwise on the Soros Funds’ or the Maverick Funds’ ability to resell their Selling Stockholder Shares.

It is also noteworthy that, while the Company has maintained outstanding effective registration statements registering an aggregate of 150,000 shares of its common stock for resale by the Soros Funds since April 2004 as well as an aggregate of 4,929,668 shares of its common stock for resale by the Soros Funds and an aggregate of 3,038,629 shares of its common stock for resale by the Maverick Funds since October 2006, the Soros Funds and the Maverick Funds have not resold any shares under such registration statements.  This further supports the conclusion that the Soros Funds and the Maverick Funds are long-term investors and are not seeking registration of their Selling Stockholder shares in order to effect a distribution of such shares.  As described below, there are other reasons why investors seek registration rights that are not indicative of a desire to quickly resell the shares covered thereby.

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The amount of shares involved in the Offering

The Offering involves 10,640,732 shares of the Company’s common stock, which is equal to approximately 43% of the Company’s outstanding common stock and is well above the Company’s public float of 2,481,332 shares.

Regardless of this percentage, we believe that the proper inquiry regarding whether the Offering is a valid secondary offering or an indirect primary offering is whether the Offering contemplates the resale of securities acquired from the Company by legitimate investors or whether the offering is made by selling stockholders who are acting as underwriters of, or a conduit for, a public offering by the Company.  As discussed herein, the Selling Stockholders are bona fide investors of the Company with a long-term investment intent and are not acting as underwriters on behalf of the Company or as a conduit to effect a public offering on behalf of the Company.

We understand that the Staff examines more closely registration statements seeking to register for resale shares representing a high percentage of an issuer’s public float to determine whether the offering is in fact a primary offering for purposes of Rule 415.  However, based on the Staff’s guidance to date, we do not believe that this test was intended to set forth a bright line for determining when an offering is an indirect primary offering.  Rather, we understand that the Staff will make its determination based on an analysis of all of the factors surrounding the offering in accordance with its guidance in C&DI 612.09.  As described in this letter, we believe that an analysis of all of the factors referred to in C&DI 612.09 supports the conclusion that the Offering is in fact a valid secondary offering.

We note that focusing solely on the number of shares being registered in relation to the shares outstanding or the public float would have a disproportionate impact on smaller public companies, such as the Company, whose ability to register shares for sale on a shelf registration statement are limited and who have very limited options to raise funds.  Such an approach would be at odds with the Commission’s renewed public commitment to smaller reporting companies and would penalize such companies by limiting their ability to raise funds via bona-fide PIPE transactions.

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Whether the Selling Stockholders are in the business of underwriting securities

Each of the Selling Stockholders has informed the Company that it is not in the business of underwriting securities.

Whether under all the circumstances it appears that the Selling Stockholders are acting as a conduit for the Company

We respectfully submit that none of the Selling Stockholders is acting as an underwriter on behalf of, or as a conduit for, the Company.  The Selling Stockholders acquired (or have the right to acquire) their Selling Stockholder Shares pursuant to bona fide private placement transactions or upon conversion or exercise of securities acquired in bona fide private placement transactions and bear the risk of ownership of their respective Selling Stockholder Shares.

Furthermore, the Selling Stockholders are long-term investors who are not in the business of underwriting securities.  As discussed above, Rho has a track record as a long-term investor and has received registration rights in connection with several private placements without seeking to quickly sell those shares into the public markets.  The Soros Funds and the Maverick Funds are proven long-term investors of the Company who have owned shares of the Company’s common stock continuously since 1999 and 2006 respectively.  The Soros Funds have had an aggregate of 150,000 shares registered pursuant to an effective registration statement since 2004 and the Soros Funds and the Maverick Funds have had an aggregate of 7,968,297 shares registered pursuant to an effective registration since 2006 and neither has resold any of such shares.  In addition, none of the Selling Stockholders will receive a finder’s fee, commission or other payment from the Company in connection with the sale of any Selling Stockholder Shares in the Offering and the Company will not receive any proceeds from the Offering.  While the purchase price of Rho’s Selling Stockholder Shares was less than the market price of the Company’s common stock on the dates they were issued, this difference reflected the reduced value of the shares in light of their transfer restrictions, the risks associated with having to hold the shares for an extended period of time and the thin trading market for the shares and did not represent an expectation of an underwriting profit.

Moreover, the lack of a substantial, active trading market for the Company’s Common Stock effectively negates any prospect of the Selling Stockholders quickly reselling their

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Selling Stockholder Shares and further establishes the long-term nature of the Selling Stockholders’ investment in the Selling Stockholder Shares.  The average daily trading volume of the Company’s common stock for the three months preceding the date of this letter is 9,422 shares.  At such volume, the Selling Stockholder Shares constitute the entire trading volume of the Company’s common stock for approximately 1,129 days (more than three years).

The Company does not believe that the fact that the Selling Stockholders received registration rights establishes that the Selling Stockholders acquired the Selling Stockholder Shares with the intent to distribute them to the public.  There are a number of reasons why investors in general want shares registered other than to effect an immediate resale.  Investors who are fiduciaries of other people’s money may determine that, to fulfill their fiduciary responsibilities, they must negotiate for registered securities to take advantage of unexpected market opportunities or to be able to liquidate their investment if there is a fundamental shift in their investment judgment about the company.  In addition, investors in PIPE transactions typically negotiate for and obtain registration of shares acquired by them in such transactions and investors who are fiduciaries of other people’s money are generally reluctant not to take advantage of customary safeguards for liquidity.

The only factor that we believe could lead the Staff to conclude that the offering of the Selling Stockholder Shares by the Selling Stockholders as contemplated by the Registration Statement constitutes a primary distribution is the size of the offering in relation to the Company’s public float.  We believe that this factor should be discounted because, consistent with the Staff’s guidance, even larger offerings than the one contemplated by the Registration Statement (in terms of percentage of the Company’s outstanding common stock being offered) are properly qualified as valid secondary offerings where, as here, the facts indicate that the Selling Stockholders are not acting as underwriters for, or as a conduit of, the issuer.

Based on the foregoing, we respectfully request the Staff to permit the Company to effect the registration of the resale of the Selling Stockholder Shares pursuant to the Registration Statement (as amended by Amendment No. 1).

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Selling Stockholders

2.
Under an appropriate subheading, please briefly describe the transactions pursuant to which the selling stockholders acquired their shares.  While we note that you have provided a discussion about the shares issued pursuant to the Securities Purchase Agreement entered into with Rho Ventures, L.P., it is not clear how the other selling stockholders came to acquire their shares considering the amount they are registering for resale exceeds the number of shares that appear to have been issued as part of the March 2008 Private Placement you describe on page 13.

We respectfully advise the staff that all of the Selling Stockholder Shares proposed to be registered in the Registration Statement on behalf of the Soros Funds and the Maverick Funds were issued as disclosed on page 13 of the Registration Statement.  As disclosed on page 11 thereof, the Registration Statement covers the shares of the Company’s common stock issued to the Soros Funds and the Maverick Funds upon the conversion of the Notes as well as shares of the Company’s common stock issuable to the Soros Funds and the Maverick Funds upon the exercise of the Warrants, each as described on page 13 of the Registration Statement.  Page 13 of the Registration Statement discloses that the Soros Funds and the Maverick Funds converted the Notes issued to them in July 2008 for an aggregate of 1,764,706 shares of the Company’s common stock.  In addition, page 13 of the Registration Statement discloses that the Soros Funds and the Maverick Funds were issued Warrants to purchase an aggregate of 52,497 shares of the Company’s common stock in March 2008.  This accounts for the acquisition by the Soros Funds and the Maverick Funds of all of the aggregate 1,817,203 shares of the Company’s common stock registered for resale by them under the Registration Statement.

3.
We note your footnote one to the chart concerning Rho Ventures.  Please confirm that you have identified all the funds affiliated with Rho Ventures that are selling stockholders.  In general, please identify all selling stockholders that intend to sell using your registration statement.  See Item 507 of Regulation S-K.

In response to the Staff’s comment, we confirm that, based on information obtained by the Company from Rho, the Registration Statement identifies all funds affiliated with Rho Ventures that are selling stockholders.

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4.
With respect to the shares to be offered for resale by each selling stockholder, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that stockholder.  See Compliance and Disclosure Interpretation; Regulation S-K; 140.02 and 240.04.

In response to the Staff’s comment, we have revised footnote number 1 to the Selling Stockholders table included on page 11 of the Registration Statement to identify all natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the Selling Stockholder Shares to be offered by Rho.  Please see page 11 of Amendment No. 1 to the Registration Statement.  We respectfully advise the Staff that, based on information obtained by the Company from the Soros Funds and the Maverick Funds footnotes 3 through 5 of the Selling Stockholder table on Page 11 of the Registration Statement identify all natural persons who exercise sole or shared voting and/or dispositive powers with respect to the Selling Stockholder Shares to be offered by the Soros Funds and the Maverick Funds.  This information is also provided in footnotes 3, 5 and 12 of Amendment No. 1 to the Registration Statement.

5.
Currently your chart shows no shares being owned by selling stockholders in the last two columns.  This appears to be inconsistent with the information disclosed in the other columns in your chart as not all of the selling stockholders are selling all of the shares they own.  Please reconcile your disclosures or advise.

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 11 and 12 of Amendment No. 1 to the Registration Statement.

6.
Please clarify your disclosure to identify all selling stockholders who are registered broker-dealers or affiliates of broker-dealers.  Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.  Please revise your disclosure accordingly.

In response to the Staff’s comment, we advise the staff that, based on information obtained by the Company from the Selling Stockholders, none of the Selling Stockholders is, or is affiliated with, a broker-dealer.

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7.	If a selling stockholder is an affiliate of a broker-dealer, please disclose, if true, that:

•	the seller purchased the securities to be resold in the ordinary course of business; and

•	at the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

Alternatively, please disclose that the stockholder is an underwriter.  We may have additional comments upon review of your response.

Based on our response to comment number 6, above, we respectfully advise the Staff that none of the Selling Stockholders is an affiliate of a broker-dealer.  Furthermore, based on our response to comment number 1, above, we respectfully advise the Staff that the Company does not believe that any of the Selling Stockholders is acting as an underwriter on behalf of the issuer in connection with the Offering.

Incorporation of Certain Information by Reference, page 15

8.
We note that you incorporate your Form 10-K by reference.  However, your Form 10-K incorporates by reference your Part III information from your proxy, which has not been filed yet.  Please provide your Part III information before seeking effectiveness of this registration statement.  Refer to Compliance and Disclosure Interpretation 123.01 under Securities Act Forms for guidance.

In response to the Staff’s comment, we acknowledge on behalf of the Company that the Company must provide its Part III information before seeking effectiveness of the Registration Statement.  In addition, we note that the Registration Statement incorporates by reference the Definitive Information Statement on Schedule 14C filed by the Company on February 3, 2010, which includes information responsive to Part III of Form 10-K for fiscal year 2009.

Securities and Exchange Commission April 19, 2010 Page 16

Exhibit 5.1

9.
The legal opinion refers to the “General Corporation Law of the State of Delaware.” Please have counsel confirm for us in writing that the legality opinion concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and the reported judicial cases interpreting those laws currently in effect.  Please file this confirmation as correspondence on EDGAR.

In response to the Staff’s comment, Dechert confirms that the reference and limitation to the Delaware General Corporation Law in its opinion included as Exhibit 5.1 to the Registration Statement includes the statutory provisions and the reported judicial cases interpreting those laws currently in effect

10.
Given the language in the last paragraph on page one and the last paragraph on page two that the opinion is as of the “date hereof,” it will be necessary for counsel to file an opinion dated as of the effective date or to remove the modifying language.  Further, with your revised counsel’s opinion please include the registration statement’s file number.

In response to the Staff’s comment, we acknowledge on behalf of the Company that it will be necessary for counsel to file an opinion dated as of the effective date of the Registration Statement or to remove the modifying language on page one and the last paragraph on page two thereof that the opinion is as of the “date hereof.”

We thank you in advance for your consideration of this response.  If you have any questions regarding this response, please call me, Richard Goldberg, at (212) 649-8740.

Sincerely,

/s/ Richard Goldberg
Richard Goldberg

Cc:	Melissa Payner-Gregor, Chief Executive Officer of Bluefly, Inc. Kara Jenny, Chief Financial Officer of Bluefly, Inc. Jon Freedman, Esq., General Counsel of Bluefly, Inc.